FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: May 02, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release	May 02, 2006

YAMANA COMPLETES CDN$200.1 MILLION EQUITY FINANCING

TORONTO, ONTARIO--(CCNMatthews - May 2, 2006) - Yamana Gold Inc. ("Yamana") (TSX:YRI) (AMEX:AUY) (AIM:YAU) announces that it has completed its previously announced Cdn$200.1 million equity financing. An underwriting syndicate, co-led by Canaccord Capital Corporation and Merrill Lynch Canada Inc. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., GMP Securities L.P., National Bank Financial Inc., Sprott Securities Inc., Bear, Stearns & Co. Inc., Blackmont Capital Inc., Raymond James Ltd., Wellington West Capital Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Salman Partners Inc., purchased 17.4 million common shares of Yamana at a price of Cdn$11.50 per share.

Yamana plans to use approximately US$116.4 million of the net proceeds from the offering to repay its senior secured note facility on or about May 5, 2006. The balance of the net proceeds will be used for the advancement and development of Yamana's mineral properties, potential acquisitions, exploration activities and general corporate purposes.
The 17.4 million common shares will trade on the Toronto Stock Exchange and the American Stock Exchange. Yamana has also made application to the Alternative Investment Market of the London Stock Exchange for the admission of such shares.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in all major mineral areas in Brazil. With the acquisition of Desert Sun, Yamana also owns the Jacobina Mine. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Management of Yamana plan to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Cautionary Statements
This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Yamana. Forward-looking statements include, but are not limited to, the completion of the proposed offering; the use of proceeds from the offering; the members of the syndicate for the offering; the development potential of Yamana's and properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Desert Sun transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of each of Yamana and Desert Sun filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and the former management of Desert Sun has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, contact

Yamana Gold Inc. Peter Marrone President & Chief Executive Officer (416) 815-0220	Yamana Gold Inc. Charles Main Chief Financial Officer (416) 815-0220